Exhibit 99.1

Taseko to Release Third Quarter 2023 Results

October 27, 2023, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its third quarter 2023 financial results after market close on Wednesday, November 1, 2023.

The Company will host a telephone conference call and live webcast on Thursday, November 2, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://bit.ly/Taseko-Q3-rapidconnect to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events/.

The conference call will be archived for later playback until November 16, 2023 and can be accessed by dialing 888-390-0541 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events using the passcode 154098#.

For further information on Taseko, please visit the Taseko website at tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.